UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [Ö ]              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On June 12, 2012, Rosetta Genomics Ltd. (“Rosetta”) delivered notice to Avatao Biotech (“Avatao”) that it was terminating the License Agreement, dated as of October 10, 2011, by and between Rosetta and Avatao (the “Agreement”) for material breach due to (i) Avatao’s failure to timely make payments due to Rosetta under the Agreement and (ii) Avatao’s failure to use commercially reasonable efforts to bring the licensed tests to market and failure to achieve diligence milestones under the Agreement. Pursuant to the terms of the Agreement, if the amounts due are not paid to Rosetta within thirty (30) days, or if the sums are paid within thirty (30) days, but reasonably commercial efforts are not undertaken or the diligence milestones are not achieved within sixty (60) days, the termination of the Agreement will be immediately effective. Upon the termination of the Agreement, all licenses provided to Avatao will be terminated and Avatao will be required to transfer back to Rosetta ownership of any registered patents or patent applications as well as any property (physical or intellectual) which Avatao has received from Rosetta.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into Rosetta’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: June 13, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer